Exhibit 99.1

Press Release

Eltek Ltd. Reports 2024 Second Quarter Financial Results

Petach Tikva, Israel (August 15, 2024) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended June 30, 2024.

Second Quarter 2024 Highlights

◾	Revenues were $10.5 million

◾	Operating profit was $0.4 million

◾	Profit before tax was $0.9 million

◾	Net income was $0.8 million or $0.11 per fully diluted share

◾	As of June 30, 2024 cash and cash equivalents amounted $18.3 million.

"Eltek has demonstrated consistent growth over the past several quarters, driven by our commitment to innovation and customer satisfaction. However, this quarter, we experienced a decrease in revenues and profits compared to the previous quarter and the corresponding quarter last year. This decline is attributed to a significant timing shift by some key customers, who prioritized orders for PCBs with medium technology requirements, resulting in lower prices and margins. Orders for more complex, higher-margin PCBs were pushed back and are scheduled to be produced in the third quarter. While this has impacted our short-term financial performance, we remain confident in our long-term strategy and market position," said Eli Yaffe, CEO of Eltek.

"We expect to return in in the third quarter to the profitability parameters of previous quarters, as product mix strategies are realigned. Our backlog as of today increased by 30% since the beginning of 2024. This increase will support our planned growth in revenues and profitability. We remain committed to delivering value to our shareholders and are taking the necessary steps to ensure that we continue our growth trend. Our team is focused on optimizing our product offerings and operational efficiencies to drive profitability and sustain our market leadership," concluded Mr. Yaffe.

Second Quarter 2024 GAAP Financial Results

Revenues for the second quarter of 2024 were $10.5 million compared to $11.0 million in the second quarter of 2023.

Gross profit for the second quarter of 2024 was $1.6 million (16% of revenues) compared to $3.0 million (27% of revenues) in the second quarter of 2023.

Operating profit for the second quarter of 2024 was $0.4 million compared to operating profit of $1.4 million in the second quarter of 2023.

Financial income for the second quarter of 2024 was $0.5 million compared to financial income of $0.2 million in the second quarter of 2023. Financial income primarily results from the erosion of the NIS against the US dollar.

Profit before income tax for the second quarter of 2024 was $0.9 million compared to $1.6 million in the second quarter of 2023.

Net income for the second quarter of 2024 was $0.8 million or $0.11 per fully diluted share compared to net income of $1.3 million or $0.22 per fully diluted share in the second quarter of 2023.

Second Quarter 2024 Non-GAAP Financial Results

EBITDA for the second quarter of 2024 was $0.8 million (7.6% of revenues) compared to EBITDA of $1.7 million (15.3% of revenues) in the second quarter of 2023;

First Six Months 2024 GAAP Financial Results

Revenues for the first six months of 2024 were $22.2 million compared to $22.5 million in the first six months of 2023.

Gross profit for the first six months of 2024 was $4.9 million (22% of revenues) compared to $6.0 million (26% of revenues) in the first six months of 2023.

Operating profit for the first six months of 2024 was $2.1 million compared to operating profit of $3.0 million in the first six months of 2023.

Financial income for the first six months of 2024 was $0.8 million compared to financial income of $0.5 million in the first six months of 2023. Financial income primarily results from the erosion of the NIS against the US dollar.

Profit before income tax for the first six months of 2024 was $3.0 million compared to $3.5 million in the first six months of 2023.

Net profit for the first six months of 2024 was $2.5 million or $0.38 per fully diluted share compared to net profit of $2.9 million or $0.49 per fully diluted share in the first six months of 2023.

First Six Months 2024 Non-GAAP Financial Results

EBITDA for the first six months of 2024 was a $2.9 million (13% of revenues) compared to EBITDA of $3.6 million (16% of revenues) in the first six months of 2023.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

Conference Call

Today, Thursday, August 15, 2024, at 9:30am Eastern Time (16:30pm Israel Time, 6:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
U.S dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Revenues	10,466	11,043	22,249	22,513
Costs of revenues	(8,830)	(8,091)	(17,361)	(16,546)

Gross profit	1,636	2,952	4,888	5,967

Research and development expenses, net	(47)	(15)	(62)	(24)
Selling, general and administrative expenses	(1,184)	(1,543)	(2,700)	(2,960)

Operating profit	405	1,394	2,126	2,983

Financial income, net	489	190	839	477

Income before income tax	894	1,584	2,965	3,460

Income tax expenses	143	271	475	585

Net income	751	1,313	2,490	2,875

Earnings per share:
Basic and diluted net profit per ordinary share	0.11	0.22	0.38	0.49

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	6,706	5,908	6,541	5,879

Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	6,764	5,943	6,628	5,897

Eltek Ltd.
Consolidated Balance Sheets
U.S dollars in thousands

	June 30,	December 31,
	2024	2023

Assets

Current assets:
Cash and cash equivalents	8,877	9,278
Short-term bank deposits	9,396	2,862
Receivables: Trade, net of provision for doubtful accounts	9,948	10,898
Other	287	689
Inventories	6,440	6,135
Prepaid expenses	306	245

Total current assets	35,254	30,107

Long term assets:
Severance pay fund	55	57
Deferred tax asset, net	964	1,098
Operating lease right of use assets	5,965	6,555
Total long term assets	6,984	7,710

Fixed assets, less accumulated depreciation	12,669	9,354

Total Assets	54,907	47,171

Liabilities and Shareholder's equity

Current liabilities:
Accounts payable: Trade	5,273	7,503
Other	5,214	5,689
Short-term operating lease liabilities	763	789

Total current liabilities	11,250	13,981

Long-term liabilities:
Employee severance benefits	399	447
Long-term operating lease liabilities	5,306	5,871

Total long-term liabilities	5,705	6,318

Shareholders' equity:
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at June 30, 2024 and December 31, 2023; Issued and outstanding: 6,708,522 shares at June 30, 2024 and 6,020,693 shares at December 31, 2023	6,006	5,443
Additional paid-in capital	32,597	23,587
Cumulative foreign currency translation adjustments	(486)	783
Capital reserve	2,186	1,900
Accumulated deficit	(2,351)	(4,841)
Total shareholders' equity	37,952	26,872
Total liabilities and shareholders' equity	54,907	47,171

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
U.S dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

GAAP net income	751	1,313	2,490	2,875
Add back items:

Financial income, net	(489)	(190)	(839)	(477)
Income tax expenses	143	271	475	585
Depreciation and amortization	388	301	753	630
Non-GAAP EBITDA	793	1,695	2,879	3,613

Eltek Ltd.
Consolidated Statement of Cash flow
U.S dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Cash flows from operating activities:

Net Income	751	1,313	2,490	2,875
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation and amortization	388	301	753	630
Accrued interest	(98)	-	(186)	-
Stock-based compensation	154	72	286	144
Decrease in deferred tax assets and long term tax receivable	(100)	260	91	566
	344	633	944	1,340

Decrease (increase) in operating lease right-of-use assets	2	11	3	(22)
Decrease (increase) in trade receivables	(219)	(1,896)	517	(1,784)
Decrease (increase) in other receivables and prepaid expenses	234	214	309	(311)
Decrease (increase) in inventories	(169)	(496)	(565)	(809)
Increase (decrease) in trade payables	955	(307)	(536)	105
Increase (decrease) in other liabilities and accrued expenses	(48)	629	(249)	1,477
Increase (decrease) in employee severance benefits, net	(48)	17	(30)	22
	707	(1,828)	(551)	(1,322)

Net cash provided by operating activities	1,802	118	2,883	2,893

Cash flows from investing activities:
Purchase of property and equipment	(3,215)	(406)	(5,947)	(711)
Insurance Proceeds	-	2,000	-	2,000
Investment in short-term bank deposits, net	(132)	-	(6,534)	-
Restricted deposits	-	192	-	192
Net cash provided by (used in) investing activities	(3,347)	1,786	(12,481)	1,481

Cash flows from financing activities:
Exercise of options	16	299	261	299
Repayment of long-term loans from bank	-	(1,768)	-	(3,348)
Issuance of shares, net	-	-	9,312	-
Net cash provided by (used in) financing activities	16	(1,469)	9,573	(3,049)

Effect of translation adjustments	(204)	(164)	(376)	(361)

Net increase (decrease) in cash and cash equivalents	(1,733)	271	(401)	964

Cash and cash equivalents at the beginning of the period	10,610	8,059	9,278	7,366

Cash and cash equivalents at the end of the period	8,877	8,330	8,877	8,330